Contact

www.linkedin.com/in/paul-nanula-2b26b46 (LinkedIn)

Top Skills

Team Building
Retail
Customer Service

Paul Nanula

President,CEO at Three Chord Bourbon, Inc.
Clarence, New York, United States

Summary

Experienced Chief Executive Officer with a demonstrated history of working in the consumer goods industry. Strong business development professional skilled in Negotiation, Sales, Retail, Team Building, and Management. Managed various large retail formats with the focus on Exceeding the consumers shopping experience expectations.

Experience

Three Chord Bourbon, Inc
President,CEO
April 2017 - Present (8 years 2 months)
United States

Three Chord Bourbon

Nanco Group
President, CEO
August 1999 - Present (25 years 10 months)
Main Street, Clarence NY

Buehler Food Markets, Inc.
Board Member
January 2017 - Present (8 years 5 months)

Niagara Hospice Alliance Board of Directors
Board Member
December 2013 - Present (11 years 6 months)
Niagara County

Wilson Farms, Inc.
President, CEO
June 2005 - June 2011 (6 years 1 month)

Paul Nanula served as Wilson Farms Inc. President & CEO, Principal Partner from June 2005, until it was sold to 7-Eleven in June 2011.

Operated and developed 188 Wilson Farms and Sugar Creek convenient stores in Western & Central NY.

•Identify, develop, present, and implement strategies and growth opportunities to generate sales and profits.

•Maximize capital, processes, and staff to achieve optimal results to meet company objectives.

•Formulate strategic plans to define product line goals and business segment objectives.

•Establish and maintain collaborative relationships with corporate partners and community businesses.

Significant achievements under Paul's leadership:

• Effectively converted the company to the new WFI in 2005, providing job stability for more than 2,500 Associates along with improved health benefits and a generous 401K plan.

• Helped raise more than $4.5 million for local charities such the Leukemia/ Lymphoma Society, area Food Bank, Meals-on-Wheels, Hospice, Children's Hospital and many more).

• Invested over $24 million in Total Capex (2005-2010):
o Store Remodels $8.5mil
o Fuel Upgrades $5.5mil
o Maintenance Capex $5.7mil
o Store Programs $4.3mil

• Financial successes from 2006 to 2010:
o Increased sales from $207 Million (2006) to $232 Million (2010) – increase $25 million or 12%.

Granite Investment Services
President
September 1998 - June 2005 (6 years 10 months)

Developed a team of financial services providers with a focus on Estate planning & insurance planning. Worked as a pricipal partner in Essex Homes of WNY a custom home builder in WNY. I also was the president of Nanco Enterprises a development company with Realestate holdings through WNY.

Tops Markets
District Manager
June 1976 - September 1998 (22 years 4 months)

Worked in various management positions in my 23 years with Tops. Worked as a Distict manager from 1989 -1998 overseeing various districts in the organization directly responsible for opening over 10 new locations.

Education

Niagara University